      As filed with the Securities and Exchange Commission on April 8, 1999
                                                      Registration No. 333-70355
================================================================================



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                               AMENDMENT NO. 2 TO


                                    FORM S-3

                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                                ----------------

                                GERON CORPORATION
             (Exact Name of Registrant as specified in its charter)


        DELAWARE                                        75-2287752
(State of incorporation)                    (I.R.S. Employer Identification No.)

                             230 CONSTITUTION DRIVE
                          MENLO PARK, CALIFORNIA 94025
                                 (650) 473-7700
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                RONALD W. EASTMAN
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                GERON CORPORATION
                             230 CONSTITUTION DRIVE
                          MENLO PARK, CALIFORNIA 94025
                                 (650) 473-7700
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                ----------------

                                   Copies to:

                                 JOSHUA L. GREEN
                                 LAURA A. GORDON
                                  SCOTT S. RING
                                VENTURE LAW GROUP
                           A PROFESSIONAL CORPORATION
                               2800 SAND HILL ROAD
                          MENLO PARK, CALIFORNIA 94025
                                 (650) 854-4488

                                ----------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:


    FROM TIME TO TIME AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT UNTIL THE DATE THAT IS THREE YEARS FOLLOWING THE EFFECTIVE DATE OF THIS
     REGISTRATION STATEMENT OR UNTIL AN EARLIER TIME THAT ALL OF THE SHARES
                       REGISTERED HEREIN HAVE BEEN SOLD.


                                ----------------

     If the only securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                       CALCULATION OF REGISTRATION FEE
============================================================================================================
       TITLE OF EACH CLASS OF             AMOUNT        PROPOSED MAXIMUM    PROPOSED MAXIMUM    AMOUNT OF
          SECURITIES TO BE                 TO BE         OFFERING PRICE        AGGREGATE       REGISTRATION
             REGISTERED                REGISTERED(1)      PER SHARE(2)     OFFERING PRICE(2)     FEE (3)
------------------------------------------------------------------------------------------------------------
Common stock, $0.001 par value       3,850,000 shares       $11.0313          $42,470,505        $11,807
============================================================================================================


(1) Shares of common stock which may be offered by selling stockholders pursuant to this registration statement consisting of 3,850,000 shares issuable upon conversion of $7,500,000 of series A zero coupon convertible debentures, $7,500,000 of series B zero coupon convertible debentures and warrants exercisable to purchase $15,000,000 of common stock. For purposes of estimating the number of shares of common stock to be included in this registration statement, Geron calculated 140% of the number of shares of common stock issuable upon conversion of the debentures and exercise of the warrants (based upon an assumed conversion price for the series A and series B zero coupon convertible debentures of $10.00 and an exercise price for the warrants of $12.00). In addition to the shares set forth in the table, the amount to be registered includes an indeterminate number of shares issuable upon conversion of the series A and series B zero coupon convertible debentures and exercise of the warrants, and this amount may be adjusted as a result of stock splits, stock dividends and similar transactions in accordance with Rule 416. Geron is not, however, relying on Rule 416 to register any shares issuable as a result of other changes to the conversion price of the debentures or the exercise price of the warrants.


(2) Estimated solely for the purpose of computing the amount of the registration fee, based on the average of the high and low prices for Geron's common stock as reported on The Nasdaq National Market on January 4, 1999 in accordance with Rule 457 under the Securities Act of 1933.

(3) Previously paid.
                                       ----------------



   THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON THE DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON A DATE THAT THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.


================================================================================

PROSPECTUS                                                Subject to Completion
                                                                  April 8, 1999

                                GERON CORPORATION
                                2,750,000 SHARES
                                 OF COMMON STOCK

                                ----------------


   The shares of common stock offered by this prospectus are being offered by the stockholders of Geron named in the section entitled "Selling Stockholders" on page 18. The selling stockholders may sell the shares of common stock from time to time in various types of transactions including

     -    on the Nasdaq National Market;

     -    in the over-the-counter market; and

     -    in privately negotiated transactions.

   For additional information on methods of sale, you should refer to the section entitled "Plan of Distribution" on page 24. Geron will not receive any portion of the proceeds from the sale of these shares.

                                ----------------

   INVESTING IN THE COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 5.


                                ----------------

     Geron's common stock is quoted on the Nasdaq National Market under the symbol "GERN."


     The selling stockholders will determine the price of the shares of common stock independent of Geron. On April 5, 1999, the last sale price of the common stock on the Nasdaq National Market was $9.94 per share.


     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR PASSED ON THE ADEQUACY OR ACCURACY OF THE DISCLOSURES IN THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                  The date of this prospectus is April 8, 1999.


                                      TABLE OF CONTENTS
                                                                                    PAGE
                                                                                    ----

OFFICES AND PLACE OF INCORPORATION....................................................2
SUMMARY...............................................................................2
RISK FACTORS..........................................................................5
YOU SHOULD NOT RELY ON FORWARD-LOOKING STATEMENTS BECAUSE THEY ARE INHERENTLY
  UNCERTAIN..........................................................................16
WHERE CAN YOU FIND MORE INFORMATION..................................................16
USE OF PROCEEDS......................................................................17
ISSUANCE OF COMMON STOCK TO SELLING STOCKHOLDERS.....................................17
SELLING STOCKHOLDERS.................................................................18
DESCRIPTION OF CAPITAL STOCK.........................................................19
REGISTRATION RIGHTS OF OTHER HOLDERS.................................................23
DELAWARE ANTI-TAKEOVER LAW; CHARTER AND BYLAW PROVISIONS THAT DISCOURAGE TAKEOVERS...24
PLAN OF DISTRIBUTION.................................................................24
LEGAL MATTERS........................................................................25
EXPERTS..............................................................................25

   We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You should not rely on any unauthorized information. This prospectus does not offer to sell or buy any shares in any jurisdiction in which it is unlawful. The information in this prospectus is current as of the date on the cover.

                       OFFICES AND PLACE OF INCORPORATION

   We were incorporated in 1990 under the laws of Delaware. Our principal executive offices are located at 230 Constitution Drive, Menlo Park, California 94025 and our telephone number is (650) 473-7700. References in this prospectus to "we," "us," "our," the "Company" and "Geron" refer to Geron Corporation and its subsidiaries.


                                     SUMMARY

   We are a biopharmaceutical company focused on researching and developing therapeutic and diagnostic products to treat cancer and other age-related degenerative diseases. We are in a position to pursue this goal given our breakthrough discoveries surrounding telomeres, telomerase and embryonic stem cells. Telomeres are structures at the ends of chromosomes that protect chromosomes from degradation and act as a molecular clock of cellular aging. Telomerase is an enzyme that has the capability of restoring telomere length and stopping the molecular clock, thereby conferring cellular immortality. By manipulating telomere length through telomerase regulation, we hope to be able to kill cancer cells where telomerase is abnormally turned on. Conversely, we seek to increase the lifespan of normal cells, where telomerase is normally turned off, to treat age-related diseases. Embryonic stem cells are telomerase positive and therefore have an unlimited replicative capacity, or ability to divide. They have the capability to turn into any and all cell types and tissues in the body. We aim to use human embryonic stem cell technology, in combination with cellular lifespan extension by telomerase, as a source of replacement cells for transplantation medicine to treat patients suffering from age-related conditions including:

   -   congestive heart failure;
   -   Parkinson's Disease;
   -   diabetes;
   -   osteoarthritis;
   -   osteoporosis;
   -   cancers; and
   -   skin disorders.

   With our collaborators, we have demonstrated, both in the laboratory and clinically, that telomeres shorten throughout a normal cell's replicative lifespan and that ultimately, when telomeres reach a short enough length, cell division halts and the cell enters a state known as senescence. We use differential display techniques to analyze and catalogue the different patterns of gene expression between young and senescent cells. Through these techniques, we have determined that senescent cells display an altered pattern of gene expression compared to replicatively young cells that leads to an imbalance in the production of proteins and other cell products. We believe the altered pattern of gene expression contributes to many age-related degenerative diseases and conditions through a direct and destructive effect on surrounding tissues. As a result, we are researching methods to manipulate telomerase activity to maintain normal, or youthful, gene expression and prevent the onset of senescence. To this end, our scientists and collaborators have shown that the introduction of the catalytic protein gene of telomerase, which is the component of telomerase that confers its activity, in normal cells can result in telomerase activity that:

   -   halts telomere erosion;
   -   dramatically extends the normal lifespan of the cell;
   -   maintains normal gene expression; and
   -   prevents the onset of senescence.

Further, our scientists and collaborators have shown that the introduction of the catalytic protein gene and resulting manipulation of telomerase activity does not cause malignant or cancerous changes in the treated cells.

   We believe that telomerase inhibition has potential as a therapy for cancer and that telomerase detection and quantification has potential as a marker for cancer. Cancer cells escape senescence and maintain an extended ability to divide. They continue to divide past the senescent fate of normal cells by virtue of activated oncogenes and inactivated tumor suppressor genes. We and our collaborators have shown that for tumor cells to attain life threatening characteristics, or to metastasize throughout the body, they generally must become immortal through an alteration which prevents their telomeres from shortening. In all cancer types studied to date, telomerase is abnormally reactivated, thereby conferring cellular immortality. We and our collaborators are evaluating compounds that selectively inhibit telomerase and that may therefore result in a therapy for cancer. Given the correlation between levels of telomerase and cancer, we also believe that telomerase is a universal and highly specific marker of cancer and therefore, that the detection and quantification of telomerase may have significant clinical utility for cancer diagnosis, prognosis, and patient monitoring and screening.

   Our research and product development efforts are also focused on human embryonic stem cells and human embryonic germ cells, which were successfully derived and are being maintained in culture by scientists at the University of Wisconsin-Madison and Johns Hopkins University, respectively. We believe these cells, which we have licensed, hold great promise as a universal source of replacement cells for transplantation and for use in screens and functional genomics for pharmaceutical research and development. This promise is enhanced by our telomerase technology since it may allow us to increase the lifespan of the more specialized functional cells, or differentiated cells, that we are able to produce from human embryonic stem or germ cells. The technology combination could position us to supply an unlimited number of young human cells and tissues for therapeutic uses in the body and for drug discovery purposes. In addition, further research with human embryonic stem and germ cells will improve our understanding of reproductive and developmental biology. This could lead to better treatments for infertility and the discovery of new approaches to treat a wide variety of diseases.

   We believe that we have a broadly applicable proprietary platform for discovering and developing novel therapeutics and diagnostics as well as cell and gene therapy approaches for many age-related degenerative diseases, including cancer. We are currently focusing on three product development programs:

      - Telomerase Inhibition and Detection -- developing telomerase inhibitors as potentially universal and highly specific cancer therapies and telomerase assays for the detection of cancer;

      - Telomerase Activation and Expression -- developing genetic or drug therapies to modulate telomere length, thereby regulating cell aging or senescence which contributes to degenerative diseases; and

      - Embryonic Stem Cell Therapies -- generating a broad array of cell types from human embryonic stem or germ cells for use in transplantation medicine, pharmaceutical research and development and the study of human developmental biology.

                                  RISK FACTORS

        Before you invest in our common stock, you should be aware that there are various risks, including those described below. You should carefully consider these risk factors, together with all of the other information included in this prospectus, before you decide whether to purchase shares of our common stock.



        OUR PRODUCT DEVELOPMENT PROGRAMS ARE AT AN EARLY STAGE AND MAY NOT RESULT IN ANY COMMERCIALLY VIABLE PRODUCTS; FAILURE TO DEVELOP ANY COMMERCIALLY VIABLE PRODUCTS MAY IMPAIR OUR ABILITY TO ATTRACT FUTURE FUNDING AND OUR ABILITY TO SUSTAIN OPERATIONS


        The study of the mechanisms of cellular aging and cellular immortality, including telomere biology and telomerase, and the study of embryonic stem and germ cells are relatively new areas of research. While our development efforts are at different stages for different products, we cannot assure you that we will successfully develop any products or that we will not abandon some or all of our proposed research programs. In the long term, for any of our cancer treatments or other discoveries to be proven commercially viable, we will need to demonstrate to the health care community that the treatment or products are:

        -       safe;

        -       effective;

        -       reliable; and

        - not subject to other problems that would affect commercial viability.

        If and when potential lead drug compounds or product candidates are identified through our research programs, they will require significant preclinical and clinical testing prior to regulatory approval in the United States and elsewhere. In addition, we will also need to determine whether any of these potential products can be manufactured in commercial quantities at an acceptable cost. Our efforts may not result in a product that can be marketed. Because of the significant scientific, regulatory and commercial milestones that must be reached for any of our research programs to be successful, any program may be abandoned, even after significant resources have been expended.


        Our inability to identify an effective compound for inhibiting telomerase may prevent us from developing a viable cancer treatment product which would adversely impact our future business prospects


        As a result of our drug discovery efforts to date, we have identified compounds in laboratory studies that demonstrate potential for inhibiting telomerase in humans. However, additional development efforts will be required before we select a lead compound for preclinical development and clinical trials as a telomerase inhibitor for cancer. We will have to conduct additional research before we can select a compound and we may never identify a compound that will enable us to fully develop a commercially viable treatment for cancer.


        If and when selected, a lead compound may prove to have undesirable and unintended side effects or other characteristics affecting its safety or effectiveness that may prevent or limit its commercial use. In terms of safety, our discoveries may result in cancer treatment solutions that cause unacceptable side effects for the human body. Our discoveries may also not be as effective as is necessary to market a commercially viable product for the treatment of cancer. For example, we expect that telomerase inhibition may have delayed effectiveness as telomeres resume normal shortening. As a result, telomerase inhibition may need to be used in conjunction with other cancer therapies. Accordingly, it may become extremely difficult for us to proceed with preclinical and clinical development, to obtain regulatory approval or to market a telomerase inhibitor for the treatment of cancer. If we abandon our research for cancer treatment for any of these reasons or for other reasons, our business prospects would be materially and adversely affected.

   Our research related to the treatment of age-related degenerative diseases has not yet identified a compound that has potential as a therapeutic agent and failure to do so would lead to the termination of this program


   The research resulting from our telomerase activation and expression program has shown us that the activation of telomerase can extend cell lifespan in normal human cells. While telomere length and replicative capacity have been extended in laboratory studies, we may not discover a compound that will modulate telomere length or increase replicative capacity effectively for clinical use. We have yet to identify any lead compounds that have been demonstrated to modulate gene expression in human cells and we cannot guarantee that we will be able to discover or develop the necessary compound.


   There is currently insufficient clinical data to determine the full utility of our cancer diagnostic tests and negative data could cause cancellation of the program.


   There is, as yet, insufficient clinical data to confirm the full utility of our proprietary telomerase detection technology to diagnose, prognose, monitor patient status and screen for cancer. Although Intergen, Roche Diagnostics, Kyowa Medex and PharMingen, our licensees, have begun to sell kits for research use, additional development work and regulatory consents will be necessary prior to the introduction of tests for clinical use.


    Our research on embryonic stem and germ cells is an early stage and may not result in any commercially viable products


   Our Embryonic Stem Cell Therapies program is also at an early stage. While human embryonic stem cells have been derived and allowed to expand and differentiate into numerous cell types, our efforts to direct differentiation of human embryonic stem cells and develop products from our research may not result in any commercial applications.

WE HAVE A HISTORY OF OPERATING LOSSES AND ANTICIPATE FUTURE LOSSES; CONTINUED LOSSES COULD IMPAIR OUR ABILITY TO SUSTAIN OPERATIONS

   We have incurred net operating losses every year since our operations began in 1990. Losses have resulted principally from costs incurred in connection with our research and development activities and from general and administrative costs associated with our operations. We expect to incur additional operating losses over the next several years as our research and development efforts and preclinical testing activities are expanded. Substantially all of our revenues to date have been research support payments under the collaborative agreements with Kyowa Hakko and Pharmacia & Upjohn. Research support payments under the agreement with Kyowa Hakko expired in April 1998. Research payments under the agreement with Pharmacia & Upjohn expire in January 2000. We are unable to estimate at this time the level of revenue to be received from the sale of diagnostic products, and do not expect to receive significant revenues from the sale of research-use-only kits. Our ability to achieve profitability is dependent on our ability, alone or with others, to:

   -  continue to have success with our research and development efforts;

   -  select therapeutic compounds for development;

   -  obtain the required regulatory approvals; and

   -  manufacture and market resulting products.


   We cannot assure you when or if we will receive material revenues from product sales or achieve profitability. Failure to generate significant additional revenues and achieve profitability could impair our ability to sustain operations.

WE DEPEND ON OUR COLLABORATIVE PARTNERS TO HELP US COMPLETE THE PROCESS OF DEVELOPING AND TESTING OUR PRODUCTS AND OUR ABILITY TO DEVELOP AND COMMERCIALIZE PRODUCTS MAY BE IMPAIRED OR DELAYED IF OUR COLLABORATIVE PARTNERSHIPS ARE UNSUCCESSFUL



   Our strategy for the development, clinical testing and commercialization of our products requires entering into collaborations with corporate partners, licensors, licensees and others. We are dependent upon the subsequent success of these other parties in performing their respective responsibilities and the continued cooperation of our partners. We cannot assure you that our partners will cooperate with us or perform their obligations under our agreements with them. We cannot control the amount and timing of our collaborators' resources that will be devoted to our research activities related to our collaborative agreements with them. Our collaborators may choose to pursue existing or alternative technologies in preference to those being developed in collaboration with us.


   Our ability to successfully develop and commercialize telomerase inhibition products depends on our corporate partnerships with Kyowa Hakko and Pharmacia & Upjohn and our ability to successfully develop and commercialize telomerase diagnostic products depends on our corporate partnership with Roche Diagnostics. Under our collaborative agreements with these partners, we rely significantly on them, among other activities, to:

      -  design and conduct advanced clinical trials;

      -  fund research and development activities with us;

      -  pay us fees upon the achievement of milestones; and

      - co-promote with us any commercial products that result from our collaborations.

   The development and commercialization of products from these collaborations will be delayed if Kyowa Hakko, Pharmacia & Upjohn or Roche Diagnostics fail to conduct these collaborative activities in a timely manner or at all. In addition, Kyowa Hakko, Pharmacia & Upjohn or Roche Diagnostics could terminate these agreements and we cannot assure you that we will receive any development or milestone payments. If we do not receive research funds or achieve milestones set forth in the agreements, or if Kyowa Hakko, Pharmacia & Upjohn or Roche Diagnostics or any of our future partners breach or terminate collaborative agreements with us, our business may be damaged significantly.


   We are also, to a lesser extent, dependent upon collaborative partners other than Kyowa Hakko, Pharmacia & Upjohn and Roche Diagnostics. For example, we have entered into licensing arrangements with several diagnostic companies for our telomerase detection technology. However, because these licenses are limited to the research-use-only market, these arrangements are not expected to generate significant commercial revenues, if at all.

IF WE ARE UNABLE TO ENTER INTO COLLABORATIVE RELATIONSHIPS FOR MANUFACTURING, MARKETING AND SALES, WE WILL NEED TO DEVELOP THESE CAPABILITIES ON OUR OWN WHICH WOULD BE COSTLY AND WOULD SLOW OUR PRODUCT DEVELOPMENT EFFORTS

   We currently have no manufacturing infrastructure and no marketing or sales organization. As a result, we intend to rely almost entirely on our current and future collaborative partners for manufacturing and principal marketing and sales responsibilities for any potential products. To the extent that we choose not to or are unable to establish these arrangements, we will require substantially greater capital to develop our own manufacturing, marketing and sales capabilities.

   We cannot assure you that we will be able to negotiate additional strategic arrangements in the future on acceptable terms, if at all, or that any potential strategic arrangement will be successful. In the absence of these arrangements, we may encounter significant delays in introducing any product or find that the research, development, manufacture, marketing or sale of any product is adversely affected. In the event we need to enter into strategic arrangements in the future, but are unable to do so, our business will be significantly and negatively impacted.

OUR RELIANCE ON THE RESEARCH ACTIVITIES OF OUR NON-EMPLOYEE SCIENTIFIC ADVISORS, WHOSE ACTIVITIES ARE NOT WHOLLY WITHIN OUR CONTROL, MAY LEAD TO DELAYS IN TECHNOLOGICAL DEVELOPMENTS


   We rely extensively and have relationships with scientific advisors at academic and other institutions, some of whom conduct research at our request. These scientific advisors are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us. We have limited control over the activities of these advisors and, except as otherwise required by our collaboration and consulting agreements, can expect only limited amounts of their time to be dedicated to our activities. If our scientific advisors are unable or refuse to contribute to the development of any of our potential discoveries, our ability to generate significant advances in our technologies will be significantly harmed.


IMPAIRMENT OF OUR INTELLECTUAL PROPERTY RIGHTS, WHICH ARE COSTLY AND DIFFICULT TO PROTECT, MAY LIMIT OUR ABILITY TO PURSUE THE DEVELOPMENT OF OUR INTENDED TECHNOLOGIES AND PRODUCTS

   Our success will depend on our ability to obtain and enforce patents for our discoveries; however, legal principles for biotechnology patents are not firmly established and the extent to which we will be able to obtain patent coverage is uncertain


   Protection of our proprietary compounds and technology is critically important to our business. Our success will depend in part on our ability to obtain and enforce our patents and maintain trade secrets, both in the United States and in other countries. The patent positions of pharmaceutical and biopharmaceutical companies, including ours, are highly uncertain and involve complex legal and technical questions for which legal principles are not firmly established. We cannot assure you that we will continue to develop products or processes that are patentable or that patents will issue from any of the pending applications, including allowed patent applications. Further, we cannot assure you that our current patents, or patents that issue on pending applications, will not be challenged, invalidated or circumvented, or that our current or future patent rights will provide proprietary protection or competitive advantages to us. In the event that we are unsuccessful in obtaining and enforcing patents, our business would be negatively impacted.

   Patent applications in the United States are maintained in secrecy until patents issue. Publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by at least several months and sometimes several years. Therefore, we cannot assure you that the persons or entities that we or our licensors name as inventors in our patents and patent applications were the first to invent the inventions disclosed in the patent applications or patents, or file patent applications for these inventions. As a result, we may not be able to obtain patents from discoveries that we otherwise would consider patentable and that we consider to be extremely significant to our future success.


   Patent prosecution or litigation may also be necessary to obtain patents, enforce any patents issued or licensed to us or to determine the scope and validity of our proprietary rights or the proprietary rights of another. We cannot assure you that we would be successful in any patent prosecution or litigation. Patent prosecution and litigation in general can be extremely expensive and time consuming, even if the outcome is favorable to us. An adverse outcome in a patent prosecution, litigation or any other proceeding in a court or patent office could subject our business to significant liabilities to other parties, require disputed rights to be licensed from other parties or require us to cease using the disputed technology.

   We may be subject to infringement claims that are costly to defend, and which may limit our ability to use disputed technologies and prevent us from pursuing research and development or commercialization of potential products.

   Our commercial success depends significantly on our ability to operate without infringing patents and proprietary rights of others. We cannot assure you that our technologies do not and will not infringe the patents or proprietary rights of others. In the event our technologies do infringe on the rights of others, we may be prevented from pursuing research, development or commercialization of potential products or may be required to obtain licenses to these patents or other proprietary rights or to develop or obtain alternative technologies. We may not be able to obtain alternative technologies or any required license on commercially favorable terms, if at all. If we do not obtain the necessary license or alternative technologies, we may be delayed or prevented from pursuing the development of some potential products. Our breach of an existing license or failure to obtain alternative technologies or a license to any technology that we may require to develop or commercialize our products will significantly and negatively affect our business.

   We cannot assure you that we will not be subject to claims or litigation as a result of entering into license agreements with third parties or infringing on the patents of others. For example, we signed a licensing and sponsored research agreement relating to our Embryonic Stem Cell Therapies program with The Johns Hopkins University School of Medicine in August 1997. Prior to signing this agreement, we had been informed by a third party that we and Johns Hopkins University would violate the rights of that third party and another academic institution in doing so. After a review of the correspondence with the third party and Johns Hopkins University, as well as related documents, including an issued U.S. patent, we believe that both we and Johns Hopkins University have substantial defenses to any claims that might be asserted by the third party. We have agreed to provide indemnification to Johns Hopkins University relating to potential claims. However, any litigation resulting from this matter may divert significant resources, both financial and otherwise, from our research programs. We cannot assure you that we would be successful if the matter is litigated. If the outcome of litigation is unfavorable to us, our business could be materially and adversely affected.

   Patent law relating to the scope and enforceability of claims in the technology fields in which we operate is still evolving, and the degree of future protection for any of our proprietary rights is highly uncertain. In this regard we cannot assure you that independent patents will issue from any of our patent applications, some of which include many interrelated applications directed to common or related subject matter. As a result, our success may become dependent on our ability to obtain licenses for using the patented discoveries of others. We are aware of patent applications and patents that have been filed by others with respect to telomerase and telomere length technology and we may have to obtain licenses to use this technology. For example, there are a number of issued patents and pending applications owned by others directed to differential display, stem cell and other technologies relating to our research, development and commercialization efforts. We may also become aware of discoveries and technology controlled by third parties that are advantageous to our other research programs. We cannot assure you that our discoveries and treatments can be further developed and commercialized without a license to these discoveries or technologies. Moreover, other patent applications may be granted priority over patent applications that we or any of our licensors have filed. Furthermore, others may independently develop similar or alternative technologies, duplicate any of our technologies or design around the patented technologies we have developed. In the event that we are unable to acquire licenses to critical technologies that we cannot patent ourselves, we may be required to expend significant time and resources to develop similar technology, and we may not be successful in this regard. If we cannot acquire or develop necessary technology, we may be prevented from pursuing some of our business objectives. Moreover, one of our competitors could acquire or license the necessary technology. Any of these events could have a material adverse effect on our business.


   Much of the information and know-how that is critical to our business is not patentable and we may not be able to prevent others from obtaining this information and establishing competitive enterprises


   We rely extensively on trade secrets to protect our proprietary technology, especially in circumstances in which patent protection is not believed to be appropriate or obtainable. We attempt to protect our proprietary technology in part by confidentiality agreements with our employees, consultants and contractors. We cannot assure you that these agreements will not be breached, that we would have adequate remedies for any breach, or that our trade secrets will not otherwise become known or be independently discovered by competitors, any of which would harm our business significantly.

WE WILL NEED ADDITIONAL CAPITAL TO CONDUCT OUR OPERATIONS AND DEVELOP OUR PRODUCTS, AND OUR ABILITY TO OBTAIN THE NECESSARY FUNDING IS UNCERTAIN

   We will require substantial capital resources in order to conduct our operations and develop our products. Based on current projections, we estimate that our existing capital resources, payments under our agreement with

Pharmacia & Upjohn, proceeds to be received under convertible debentures in 1999, interest income and equipment financing will be sufficient to fund our current and planned operations through the end of 2000. The timing and degree of any future capital requirements will depend on many factors, including:

   - the accuracy of the assumptions underlying our estimates for our capital needs in 1999 and beyond;

   -  continued scientific progress in our research and development programs;

   -  the magnitude and scope of our research and development programs;

   - our ability to maintain and establish strategic arrangements for research, development, clinical testing, manufacturing and marketing;

   -  our progress with preclinical and clinical trials;

   -  the time and costs involved in obtaining regulatory approvals;

   - the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims; and

   -  the potential for new technologies and products


   We intend to acquire additional funding through strategic collaborations, public or private equity financings and capital lease transactions. Additional financing may not be available on acceptable terms, or at all. Additional equity financings could result in significant dilution to stockholders. Further, in the event that additional funds are obtained through arrangements with collaborative partners, these arrangements may require us to relinquish rights to some of our technologies, product candidates or products that we would otherwise seek to develop or commercialize ourselves. If sufficient capital is not available, we may be required to delay, reduce the scope of or eliminate one or more of our research or development programs, each of which could have a material adverse effect on our business.

SOME OF OUR COMPETITORS MAY DEVELOP TECHNOLOGIES THAT ARE SUPERIOR TO OR MORE COST-EFFECTIVE THAN OURS, WHICH MAY IMPACT THE COMMERCIAL VIABILITY OF OUR TECHNOLOGIES AND WHICH MAY SIGNIFICANTLY DAMAGE OUR ABILITY TO SUSTAIN OPERATIONS


   The pharmaceutical and biopharmaceutical industries are intensely competitive. We believe that other pharmaceutical and biopharmaceutical companies and research organizations currently engage in or have in the past engaged in efforts related to the biological mechanisms of cell aging and cell immortality, including the study of telomeres, telomerase and stem cell technologies. In addition, other products and therapies that could compete directly with the products that we are seeking to develop and market currently exist or are being developed by pharmaceutical and biopharmaceutical companies, and by academic and other research organizations. Many companies are also developing alternative therapies to treat cancer and, in this regard, are competitors of ours. The pharmaceutical companies developing and marketing these competing products have significantly greater financial resources and expertise than we do in:

   -  research and development;


   -  manufacturing;

   -  preclinical and clinical testing;

   -  obtaining regulatory approvals; and

   -  marketing.

   Smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Academic institutions, government agencies and other public and private research organizations may also conduct research, seek patent protection and establish collaborative arrangements for research, clinical development and marketing of products similar to ours. These companies and institutions compete with us in recruiting and retaining qualified scientific and management personnel as well as in acquiring technologies complementary to our programs. There is also competition for access to libraries of compounds to use for screening. Should we fail to secure and maintain access to sufficiently broad libraries of compounds for screening potential targets, our business would be materially harmed. In addition to the above factors, we expect to face competition in the following areas:

   -  product efficacy and safety;

   -  the timing and scope of regulatory consents;

   -  availability of resources;

   -  reimbursement coverage;

   -  price; and

   - patent position, including potentially dominant patent positions of others.

   As a result of the foregoing, our competitors may develop more effective or more affordable products, or achieve earlier patent protection or product commercialization than us. Most significantly, competitive products may render our products that we develop obsolete.


THE LOSS OF KEY PERSONNEL COULD SLOW OUR ABILITY TO CONDUCT RESEARCH AND DEVELOP PRODUCTS


   Our future success depends to a significant extent on the skills, experience and efforts of our executive officers and key members of our scientific staff. The loss of any or all of these individuals could damage our business and might significantly delay or prevent the achievement of research, development or business objectives.


   We also rely on consultants and advisors, including the members of our Scientific Advisory Board, who assist us in formulating our research and development strategy. We face intense competition for qualified individuals from numerous pharmaceutical, biopharmaceutical and biotechnology companies, as well as academic and other research institutions. We may not be able to attract and retain these individuals on acceptable terms. Failure to do so would adversely affect our business.

THE ETHICAL, LEGAL AND SOCIAL IMPLICATIONS OF THE EMBRYONIC STEM CELL THERAPIES PROGRAM COULD PREVENT US FROM DEVELOPING OR GAINING ACCEPTANCE FOR COMMERCIALLY VIABLE PRODUCTS IN THIS AREA


   Our Embryonic Stem Cell Therapies program may involve the use of human embryonic stem and germ cells that would be derived from human embryonic or fetal tissue. The use of human embryonic stem and germ cells gives rise to ethical, legal and social issues regarding the appropriate utilization of these cells. In the event that our research related to human embryonic stem cell therapies becomes the subject of adverse commentary or publicity, our name and goodwill could be adversely affected.


   We have established an Ethics Advisory Board comprised of independent and recognized medical ethicists to advise us with respect to these issues. Indeed, the use of embryonic tissue in scientific research is an issue of national interest. Many research institutions, including several of our scientific collaborators, have adopted policies regarding the ethical use of these types of human cells. These policies may have the effect of limiting the scope of research conducted in this area. The United States government currently does not fund research that involves the use of human embryonic cells or tissue and may in the future regulate or otherwise restrict its use. The Embryonic Stem Cell Therapies program would be significantly harmed if we are prevented from conducting research on these cells due to government regulation or otherwise.

OUR ABILITY TO EARN REVENUES FROM THE SALE OF MARKETABLE PRODUCTS IS PARTLY DEPENDENT ON THE SCOPE OF GOVERNMENT REGULATION AND OUR SUCCESS IN OBTAINING REGULATORY APPROVAL FOR OUR PRODUCTS

   Our business is subject to intense government regulation and this regulation may significantly impact our ability to create and market commercially viable products

   Federal, state and local governments in the United States and governments in other countries have significant regulations in place that govern many of our activities. The preclinical testing and clinical trials of the products that we develop ourselves or that our collaborative partners develop are subject to intense government regulation and may prevent us from creating commercially viable products from our discoveries. In addition, the sale by us or our collaborative partners of any commercially viable product will be subject to government regulation from several standpoints, including the processes of:

   -  manufacturing;

   -  labeling;

   -  selling;

   -  distributing;

   -  marketing;

   -  advertising; and

   -  promoting.

   We cannot assure you that we will be able to comply with these regulations for any of our potentially marketable products. To the extent that we are unable, our ability to earn revenues will be significantly and negatively impacted.

   The regulatory process, particularly for biopharmaceutical products like ours, is uncertain, can take many years and requires the expenditure of substantial resources

   Any product that we or our collaborative partners develop must receive all relevant regulatory agency approvals or clearances, if any, before it may be marketed in the United States or other countries. Generally, biological drugs and non-biological drugs are regulated more rigorously than medical devices. In particular, human pharmaceutical therapeutic products, including a telomerase inhibitor, are subject to rigorous preclinical and clinical testing and other requirements by the Food and Drug Administration in the United States and similar health authorities in foreign countries. The regulatory process, which includes extensive preclinical testing and clinical trials of each product in order to establish its safety and efficacy, is uncertain, can take many years and requires the expenditure of substantial resources.

   Data obtained from preclinical and clinical activities is susceptible to varying interpretations that could delay, limit or prevent regulatory agency approvals or clearances. In addition, delays or rejections may be encountered based upon changes in regulatory agency policy during the period of product development and/or the period of review of any application for regulatory agency approval or clearance for a product. Delays in obtaining regulatory agency approvals or clearances could:

   - significantly harm the marketing of any products that we or our collaborative partners develop;

   - impose costly procedures upon our activities or the activities of our collaborative partners;

   - diminish any competitive advantages that we or our collaborative partners may attain; or

   - adversely affect our ability to receive royalties and generate revenues and profits.


   Even if we commit the time and resources, both economic and otherwise, that are necessary, the required regulatory agency approvals or clearances may not be obtained for any products developed by or in collaboration with us. If regulatory agency approval or clearance for a new product is obtained, this approval or clearance may entail limitations on the indicated uses for which it may be marketed that could limit the potential market for the product. Furthermore, approved products and their manufacturers are subject to continual review, and discovery of previously unknown problems with a product or its manufacturer may result in restrictions on the product or manufacturer, including withdrawal of the product from the market. Failure to comply with regulatory requirements can result in severe civil and criminal penalties, including but not limited to:


-       recall or seizure of products;

-       injunction against manufacture, distribution, sales and marketing; and

-       criminal prosecution.

   The imposition of any of these penalties could significantly impair our business.

To be successful, our products must be accepted by the health care community that can be very slow to adopt or unreceptive to new technologies and products


   We cannot assure you that any products successfully developed by us or by our collaborative partners, if approved for marketing, will achieve market acceptance since physicians, patients or the medical community in general may decide not to accept and utilize these products. The products that we are attempting to develop may represent substantial departures from established treatment methods and will compete with a number of traditional drugs and therapies manufactured and marketed by major pharmaceutical companies. The degree of market acceptance of any of our developed products will depend on a number of factors, including:

   - our establishment and demonstration to the medical community of the clinical efficacy and safety of our product candidates;

   - our ability to create products that are superior to alternatives currently on the market;

   - our ability to establish in the medical community of the potential advantage of our treatments over alternative treatment methods; and

   -  reimbursement policies of government and third-party payors.

   If the health care community does not accept our products for any of the foregoing reasons, our ability to generate revenues will be significantly impaired


THE REIMBURSEMENT STATUS OF NEWLY-APPROVED HEALTH CARE PRODUCTS IS UNCERTAIN AND FAILURE TO OBTAIN REIMBURSEMENT APPROVAL COULD SEVERELY LIMIT THE USE OF OUR PRODUCTS


   Significant uncertainty exists as to the reimbursement status of newly approved health care products, including pharmaceuticals. If we fail to generate adequate third party reimbursement for the users of our potential products and treatments, then we may be unable to maintain price levels sufficient to realize an appropriate return on our investment in product development.


   In both domestic and foreign markets, sales of our products, if any, will depend in part on the availability of reimbursement from third-party payors, examples of which include:


   -  government health administration authorities;

   -  private health insurers;

   -  health maintenance organizations; and

   -  pharmacy benefit management companies.


   Both federal and state governments in the United States and foreign governments continue to propose and pass legislation designed to contain or reduce the cost of health care through various means. Legislation and regulations affecting the pricing of pharmaceuticals and other medical products may change or be adopted before any of our potential products are approved for marketing. Cost control initiatives could decrease the price that we receive for any product we may develop in the future. In addition, third-party payors are increasingly challenging the price and cost-effectiveness of medical products and services and any of our potential products and treatments may ultimately not be considered cost effective by these third parties. Any of these initiatives or developments could negatively impact our business.



OUR ACTIVITIES INVOLVE HAZARDOUS MATERIALS AND IMPROPER HANDLING OF THESE MATERIALS BY OUR EMPLOYEES OR AGENTS COULD EXPOSE US TO SIGNIFICANT FINANCIAL PENALTIES



   Our research and development activities involve the controlled use of hazardous materials, chemicals and various radioactive compounds. As a consequence, we are subject to numerous environmental and safety laws and regulations. We may be required to incur significant costs to comply with current or future environmental laws and regulations and may be adversely affected by the cost of compliance with these laws and regulations. Although we believe that our safety procedures for using, handling, storing and disposing of hazardous materials comply with the standards prescribed by state and federal regulations, the risk of accidental contamination or injury from these materials cannot be eliminated. In the event of an accident of this nature, our use of these materials could be curtailed by state or federal authorities and we could be held liable for any resulting damages. Should either of these contingencies arise, our business could be materially and adversely affected.

WE MAY NOT BE ABLE TO OBTAIN OR MAINTAIN SUFFICIENT INSURANCE ON COMMERCIALLY REASONABLE TERMS OR WITH ADEQUATE COVERAGE AGAINST POTENTIAL LIABILITIES IN ORDER TO PROTECT OURSELVES AGAINST PRODUCT LIABILITY CLAIMS

   Although we believe that we do not currently have any exposure to product liability claims, our future business will expose us to potential product liability risks that are inherent in the testing, manufacturing and marketing of human therapeutic and diagnostic products. We currently have no clinical trial liability insurance and we may not be able to obtain and maintain this type of insurance for any of our clinical trials. In addition, we may not be able to obtain or maintain product liability insurance in the future on acceptable terms or with adequate coverage against potential liabilities.

THE SUBSTANTIAL NUMBER OF SHARES THAT WILL BE ELIGIBLE FOR SALE IN THE NEAR FUTURE MAY ADVERSELY AFFECT THE MARKET PRICE FOR OUR COMMON STOCK AND MAY RESULT IN SIGNIFICANT DILUTION TO OUR CURRENT STOCKHOLDERS

   Sales of a substantial number of shares of our common stock in the public market following this offering could significantly and negatively affect the market price for our common stock. As of April 1, 1999, we had outstanding approximately 13,668,116 shares of common stock. We also have reserved 3,520,172 shares of common stock for issuance upon exercise of outstanding warrants and options that we issued to our employees and other entities and persons who are not selling stockholders related to this prospectus.


   The conversion of the debentures and exercise of the warrants that we issued to the selling stockholders will result in our issuance of a minimum of 2,750,000 additional shares of common stock. If the series A debentures were converted on April 1, 1999, the series A debentures would be convertible into 750,000 shares of common stock. Similarly, the series B debentures will be convertible into 750,000 shares of common stock on their date of issuance if no adjustments in the conversion price have occurred before that date. If the series A warrants were exercised on April 1, 1999, the series A warrants would be exercisable into 625,000 shares of common stock. Similarly, the series B warrants would be exercisable into 625,000 shares of common stock on their date of issuance if no adjustments in the exercise price have occurred before that date. As described in "Description of Capital Stock - Convertible debentures" and - "Warrants" on pages 21 and 23 of this prospectus, this number of shares could prove to be significantly greater, and you would be increasingly diluted, in the event that the conversion or exercise prices are reduced because we:


   - have a rights offering, or a similar offering of securities to all investors, at less than the conversion or exercise price per share respectively; or

   - issue common stock or securities convertible into common stock, other than related to our option plans or in connection with a strategic joint venture, at a price less than the conversion price per share.


   Additionally, one of our current strategic partners and shareholders, Pharmacia & Upjohn, has contractually agreed not to sell the 696,787 shares of common stock that it holds until April 2000, at which time these shares will be eligible for sale and freely transferable in the public market. We also continue to have 3,452 outstanding shares of our series A convertible preferred stock, which shares would be convertible into 385,223 shares of common stock as of April 1, 1999. In order for these shares to be converted, we would have to seek and obtain shareholder approval for the transaction or receive a waiver from the Nasdaq National Market. See "Description of Capital Stock - Series A convertible preferred stock" on page 19 of this prospectus.


   Current holders of our common stock will also be immediately and substantially diluted to the extent that the weighted average conversion and exercise price of the above-described convertible and exercisable securities is less than the price of our common stock on the date holders of these securities convert or exercise their convertible or exercisable securities.

OUR STOCK PRICE HAS HISTORICALLY BEEN VERY VOLATILE, WHICH MAY MAKE IT MORE DIFFICULT FOR YOU TO RESELL SHARES WHEN YOU WANT AT PRICES YOU FIND ATTRACTIVE

   Stock prices and trading volumes for many biopharmaceutical companies fluctuate widely for a number of reasons, including some reasons which may be unrelated to their businesses or results of operations. This market volatility, as well as general domestic or international economic, market and political conditions, could materially and adversely affect the market price of our common stock and your return on your investment.



   Historically, our stock price has been extremely volatile. Between January 1998 and April 1999, our stock price traded as high as $24.50 per share and as low as $3.50 per share. The significant market price fluctuations of our common stock are due to a variety of factors, including:


   -  depth of the market for the common stock;

   -  the experimental nature of our prospective products;

   -  fluctuations in our operating results;

   - market conditions relating to the biopharmaceutical and pharmaceutical industries;

   - any announcements of technological innovations, new commercial products or clinical progress or lack thereof by us, our collaborative partners or our competitors; or

   - announcements concerning regulatory developments, developments with respect to proprietary rights and our collaborations.

   In addition, the stock market is subject to other factors outside our control that can cause extreme price and volume fluctuations. Securities class action litigation has often been brought against companies, including many biotechnology companies, which then experience volatility in the market price of their securities. Litigation brought against us could result in substantial costs and a diversion of management's attention and resources, which could adversely affect our business.

OUR UNDESIGNATED PREFERRED STOCK MAY INHIBIT POTENTIAL ACQUISITION BIDS; THIS MAY ADVERSELY AFFECT THE MARKET PRICE FOR OUR COMMON STOCK AND THE VOTING RIGHTS OF THE HOLDERS OF COMMON STOCK

   Our certificate of incorporation provides our Board of Directors with the authority to issue up to 3,000,000 shares of undesignated preferred stock and to determine the rights, preferences, privileges and restrictions of these shares without further vote or action by the stockholders. In March 1998, the Board of Directors designated 15,000 shares as series A preferred stock. As of the date of this prospectus, the Board of Directors still has authority to designate and issue up to 2,985,000 shares of preferred stock. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of shares of preferred stock may delay or prevent a change in control transaction without further action by our stockholders. As a result, the market price of our common stock may be adversely affected. The issuance of preferred stock may also result in the loss of voting control by others.


PROVISIONS IN OUR CHARTER AND BYLAWS, AND PROVISIONS OF DELAWARE LAW, MAY INHIBIT POTENTIAL ACQUISITION BIDS FOR US, WHICH MAY PREVENT HOLDERS OF OUR COMMON STOCK FROM BENEFITING FROM WHAT THEY BELIEVE MAY BE THE POSITIVE ASPECTS OF ACQUISITIONS AND TAKEOVERS.


   In addition to the undesignated preferred stock, provisions of our charter documents and bylaws may make it substantially more difficult for a third party to acquire control of us and may prevent changes in our management, including provisions that:


   -  prevent stockholders from taking actions by written consent;

   - divide the board of directors into separate classes with terms of office that are structured to prevent all of the directors from being elected in any one year; and

   - set forth procedures for nominating directors and submitting proposals for consideration at stockholders' meetings.

   Provisions of Delaware law may also inhibit potential acquisition bids for us or prevent us from engaging in business combinations. See "Delaware Anti-Takeover Law; Charter and Bylaw Provisions that Discourage Takeovers" on page 24 of this prospectus for a description of these provisions and other takeover defenses provided by Delaware law.


    Either collectively or individually, these provisions may prevent holders of our common stock from benefiting from what they may believe are the positive aspects of acquisitions and takeovers, including the potential realization of a higher rate of return on their investment from these types of transactions.


YEAR 2000 PROBLEMS COULD AFFECT OUR DAY-TO-DAY OPERATIONS AND CAUSE SIGNIFICANT ECONOMIC LIABILITIES


   Potential year 2000 problems are the result of computer programs being written using two digits rather than four to define the applicable year. Any of our computer programs or laboratory equipment that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions in operations, including, among other things, a temporary inability to:

   -  process transactions;

   -  send checks;

   -  perform research and development activities; or

   -  engage in similar normal business activities.


   Based on a recent assessment, we have determined that we will be required to modify or replace portions of our software so that our computer systems will function properly with respect to dates in the year 2000 and beyond. These software programs include our accounting package and voicemail system. We presently believe that with modifications to existing software and conversions to new software, potential year 2000 problems will not pose significant operational problems for our computer systems. However, if these modifications and conversions are not made, or are not completed timely, potential year 2000 problems could have a significant and negative impact on our operations.

         YOU SHOULD NOT RELY ON FORWARD-LOOKING STATEMENTS BECAUSE THEY
                            ARE INHERENTLY UNCERTAIN

   This prospectus contains forward-looking statements that involve risks and uncertainties. You should not rely on these forward-looking statements. We use words such as "anticipates," believes," "plans," "expects," "future," "intends" and similar expressions to identify forward-looking statements. These statements appear throughout the prospectus and are statements regarding our intent, belief, or current expectations, primarily with respect to our operations and related industry developments. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us and described in the preceding pages and elsewhere in this prospectus.

                       WHERE CAN YOU FIND MORE INFORMATION


   This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or the "Commission." Some information in the registration statement has been omitted from this prospectus in accordance with the Commission rules. We file annual, quarterly and special reports, proxy statements and other information with the Commission. You can read and copy the registration statement as well as reports, proxy statements and other information we have filed with the Commission at the public reference room maintained by the Commission at 450 Fifth Street, NW, Washington, D.C. 20549, and at the following Regional Offices of the Commission: Seven World Trade Center, New York, New York 10048, and Northwest Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. You can call the Commission at 1-800-732-0330 for further information about the public reference room. We are also required to file electronic versions of these documents with the Commission, which may be accessed through the Commission's World Wide Web site at http://www.sec.gov. Our common stock is quoted on The Nasdaq National Market. Reports, proxy and information statements and other information concerning our company may be inspected at The Nasdaq Stock Market at 1735 K Street, NW, Washington, D.C. 20006.



   The Commission allows us to "incorporate by reference" the information we have previously filed with them, which means we can disclose important information by referring you to those documents. All information that we have incorporated by reference is available to you in accordance with the above paragraph. Information that we file with the Commission subsequent to the date of this prospectus will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), until the selling stockholders have sold all the shares.


   The following documents filed with the Commission are incorporated by reference in this prospectus:

   1. Our Annual Report on Form 10-K for the year ended December 31, 1998 (File No. 0-20859).

   2. Our definitive Proxy Statement dated April 6, 1998, filed in connection with our 1998 Annual Meeting of Stockholders.


   3. The description of our common stock set forth in our registration statement on Form 8-A, filed with the Commission on June 13, 1996 (File No. 0-20859).

   We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct any requests for documents to David L. Greenwood, Chief Financial Officer, Geron Corporation, 230 Constitution Drive, Menlo Park, California 94025, telephone: (650) 473-7700.


                                 USE OF PROCEEDS

   The proceeds from the sale of the common stock offered pursuant to this prospectus are solely for the account of the selling stockholders. We will not receive any proceeds from the sale of these shares of common stock.

                ISSUANCE OF COMMON STOCK TO SELLING STOCKHOLDERS


   On December 10, 1998, we completed a private placement of $7,500,000 face amount of series A debentures and series A warrants to purchase up to $7,500,000 of our common stock. The series A debentures are convertible into common stock at the option of the holder until the date which is three years following the date of issuance, or December 10, 2001, at a conversion price of $10.00 per share, subject to adjustment under circumstances more extensively described in the section entitled "Description of Capital Stock - Convertible debentures" on page 21 of this prospectus. The series A debentures are convertible at our option when the closing bid price of our common stock on the Nasdaq National Market is greater than $17.50 for five consecutive trading days. The series A warrants are exercisable for common stock at the option of the holder until June 10, 2000 at an exercise price of $12.00 per share, subject to adjustment under circumstances more extensively described in the section entitled "Description of Capital Stock - Warrants" on page 23 of this prospectus. These debentures and warrants were sold in reliance on Rule 506 of the Securities Act of 1933 (the "Securities Act") which provides an exemption from registration for sales to "accredited investors," as defined by Rule 501 under Regulation D of the Securities Act. After the effectiveness of this prospectus and other customary closing conditions outside the direct or indirect control of the selling stockholders, we will issue a total of $7,500,000 face amount of series B debentures and $7,500,000 of series B warrants to the selling stockholders. The series A and series B debentures, and the series A and series B warrants will be identical in price and terms, except for the date of issuance. Following the issuance of the series B debentures and the series B warrants, a total of $15,000,000 face amount of debentures and $15,000,000 of warrants will be outstanding. Under the terms of the private placements, we agreed to file a registration statement on Form S-3 to cover the shares of common stock issuable upon conversion of the debentures and exercise of all of the warrants.

                              SELLING STOCKHOLDERS


   The following table sets forth information known to us with respect to beneficial ownership of our common stock as of April 1, 1999 by each selling stockholder. The number of shares set forth in the table represents an estimate of the number of shares of common stock to be offered by the selling stockholders and, except where noted, only includes the number of shares of common stock expected to be issuable upon conversion of the series A and B debentures and exercise of the series A and B warrants. We estimate that the $15,000,000 of series A and B debentures will be convertible at a conversion price of $10.00 per share into 1,500,000 shares of common stock collectively. We also estimate that the $15,000,000 of series A and B warrants will be exercisable at an exercise price of $12.00 per share into 1,250,000 shares collectively. The actual number of shares of common stock issuable upon conversion of the debentures and exercise of the warrants is indeterminate and could be materially less or more than the amount estimated due to the conversion and exercise price adjustments explained in the section of this prospectus entitled "Description of Capital Stock" on page 19 and, in particular, the subsections entitled "Convertible debentures" on page 21 and "Warrants" on page
23. This table, however, assumes no price adjustment to the conversion price of the debentures or exercise price of the warrants. We cannot assure you that the selling stockholders will sell any or all of the shares that they may acquire upon their exercise of warrants or conversion of debentures.





                                            SHARES BENEFICIALLY    SHARES TO BE
                                             OWNED PRIOR TO THE      ACQUIRED
                                            OFFERING, INCLUDING      THROUGH          SHARES                          SHARES
                                               SHARES ACQUIRED     PLACEMENT OF       OFFERED         SHARES       BENEFICIALLY
                                             THROUGH PLACEMENT      SERIES B        PURSUANT TO      OFFERED     OWNED AFTER THE
                                                 OF SERIES A         DEBENTURES     CONVERSION      PURSUANT TO      OFFERING
                                               DEBENTURES AND          AND              OF          EXERCISE OF  -----------------
SELLING  STOCKHOLDERS                             WARRANTS           WARRANTS       DEBENTURES       WARRANTS      SHARES  PERCENT
---------------------                        ------------------  ----------------   -----------     -----------  --------   -------
RGC International Investors, LDC                  458,333            458,334          500,000        416,667          0      *
Brown Simpson Strategic Growth Fund, Ltd.         192,500            192,500          210,000        175,000          0      *
Brown Simpson Strategic Growth Fund, L.P.          82,500             82,500           90,000         75,000          0      *
Brown Simpson - ORD Investments LLC                91,667             91,667          100,000         83,333          0      *
LB I Group Inc.                                   550,000            550,000          600,000        500,000          0      *
                                                                                      -------        -------
Total                                                                               1,500,000      1,250,000


------------

*  less than one percent of our common stock


ADDITIONAL INFORMATION REGARDING BENEFICIAL OWNERSHIP OF SHARES BY THE SELLING STOCKHOLDERS

   The terms of the debentures and the warrants provide that the debentures are convertible and the warrants are exercisable by any holder only to the extent that the number of shares of common stock issuable at that time, together with the number of shares of common stock beneficially owned by that holder and its affiliates as determined in accordance with Section 13(d) of the Exchange Act, would not exceed 9.9% of our then outstanding common stock. In determining the percentage of our common stock beneficially owned by a stockholder for this purpose, the calculation does not include any shares of common stock that underlie unconverted portions of the debentures or unexercised portions of the warrants, or other securities with similar limitations. Therefore, to the extent that the number of shares of common stock that may be held by and be issuable to a particular selling stockholder as set forth in the table above may exceed the number of shares of common stock that it may own beneficially at any given time under the terms of the debentures and warrants, beneficial ownership would not be determined in accordance with Rule 13d-3 under the Exchange Act. As of the date of this prospectus, however, none of the selling stockholders would beneficially own under Rule 13d-3 more than 9.9% of our shares based on the currently applicable exercise price of the warrants and conversion price of the debentures.

ADDITIONAL INFORMATION REGARDING SOME OF THE SHARES HELD BY RGC INTERNATIONAL INVESTORS, LDC

   RGC International Investors, LDC is also the owner of 2,750 shares of our series A convertible preferred stock which, as of the April 1, 1999, were convertible into 306,884 shares of common stock.

As a result of limitations imposed by Nasdaq and the terms of the series A convertible preferred stock, these shares are no longer convertible into shares of common stock unless we obtain stockholder approval. We may choose not to seek stockholder approval and may instead redeem the outstanding shares of series A convertible preferred stock in accordance with their terms or seek to exchange the shares for new securities. Given that the underlying shares of common stock are not issuable to RGC International Investors, LDC unless we obtain the approval of our shareholders, no beneficial ownership of the shares of common stock that would otherwise be underlying these shares of series A convertible preferred stock is attributable to RGC International Investors, LDC. Therefore, these potentially issuable shares of common stock are not included in the above table for this selling stockholder.

                          DESCRIPTION OF CAPITAL STOCK

   Our authorized capital stock consists of 25,000,000 shares of common stock, $0.001 par value per share, and 3,000,000 shares of preferred stock, $0.001 par value per share. Of the authorized preferred stock, 15,000 shares have been designated series A convertible preferred stock. As of April 1, 1999, there were 13,668,116 shares of common stock outstanding held of record by 728 record holders and 3,452 shares of series A convertible preferred stock held of record by four record holders.

COMMON STOCK

   Each common stockholder is entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the common stockholders are entitled to receive ratably any dividends that are declared from time to time by the board of directors out of legally available funds. In the event of liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions available to the common stockholders. All outstanding shares of common stock are fully paid and non-assessable.


PREFERRED STOCK


   The board of directors has the authority to issue up to 3,000,000 shares of preferred stock in one or more series and to fix the rights, preferences and privileges, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of the series, without any further vote or action by stockholders. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that these holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deterring or preventing a change in control.


SERIES A CONVERTIBLE PREFERRED STOCK

   Pursuant to our certificate of incorporation, the Board has classified 15,000 shares of preferred stock as series A convertible preferred stock with the rights, preferences, privileges and terms set forth in the certificate of designations filed with the State of Delaware. Of the 15,000 shares of series A convertible preferred stock authorized by the Board, 3,452 shares are currently outstanding. The stated value per share of the series A convertible preferred stock is $1,000.00. With respect to rights upon liquidation, winding up or dissolution and redemption rights, the series A convertible preferred stock will rank:


   - junior to any other future series of preferred stock duly established by the board of directors; and

   - if the average price of the common stock for the ten trading days prior to the date the board of directors authorizes the issuance of a class or series of stock is above $12.50 then, unless consent of the holders of the series A convertible preferred stock is obtained that approves a subordinate rank for the shares of series A convertible preferred stock, on a parity with any other future series of preferred stock duly established by the board of directors; and

   - prior to any other currently existing or future class or series of our capital stock, including, without limitation, all classes of common stock, all of which are considered securities junior in rank to the series A convertible preferred stock.

   Dividends. Holders of the series A convertible preferred stock are not entitled to receive dividends. So long as the series A convertible preferred stock is outstanding, we cannot, without written consent of the holders of a majority of the outstanding shares of series A convertible preferred stock, take any of the following actions with respect to or for the benefit of securities junior in rank to the series A convertible preferred stock:

   -  declare or pay dividends;

   -  make distributions of any kind;

   -  redeem or repurchase; or

   -  pay to or make available any funds for a sinking fund.

   Liquidation. In the event of any dissolution, liquidation or winding up, whether voluntary or involuntary, or if any bankruptcy, insolvency or similar proceedings, whether voluntary or involuntary, shall be commenced with respect to us, the holders of shares of series A convertible preferred stock shall be entitled to receive out of our assets legally available for distribution to stockholders, whether representing capital or surplus, before any payment or distribution shall be made on the common stock or any other securities junior in rank to the series A preferred stock but after payment or distribution among our creditors and to holders of any of our stock with liquidation rights senior to the series A convertible preferred stock, the stated value per share plus an amount equal to 6% per annum for the period beginning March 27, 1998 and ending on the date of final distribution. After this liquidation distribution has been made, the holders of shares of series A convertible preferred stock shall not be entitled to any further participation in any distribution of our assets. If the assets distributable upon a dissolution, liquidation or winding up shall be insufficient to pay cash in an amount equal to the amount required to be paid to the holders of series A preferred stock as provided above, then any assets or proceeds that are available after distribution to more senior securityholders shall be distributed among the holders of the series A convertible preferred stock ratably in proportion to the respective amounts of the liquidation preference to which they otherwise would be entitled. The merger or consolidation of us into or with another corporation, a merger or consolidation of any other corporation with or into us upon the completion of which our stockholders prior to the merger or consolidation no longer hold a majority of our outstanding equity securities or the sale, conveyance, exchange or transfer of all or substantially all of our property or assets shall, at the option of the holders of at least 50% of the series A convertible preferred stock, require us to distribute 115% of the distribution to holders of series A preferred stock that these holders of preferred stock would be otherwise be entitled to receive were we liquidated for other reasons.


   Voting Rights. The holders of the series A convertible preferred stock shall be entitled to notice of all stockholders meetings in accordance with our bylaws. Except as otherwise provided by Delaware law, the holders of the series A convertible preferred stock have no voting power. The series A convertible preferred stock terms include what are customarily called protective provisions. Under these provisions, a vote of the holders of at least a majority of the outstanding shares of series A convertible preferred stock is required before we can:


   - alter or change the rights, preferences or privileges of the series A convertible preferred stock or any Senior preferred stock so as to adversely affect the series A convertible preferred stock;

   - create any new class or series of stock having any preference over the series A convertible preferred stock as to distribution of assets upon the liquidation, dissolution or winding up of our company;

   - create any new class or series of stock ranking on a parity with the series A convertible preferred stock as to distribution of assets upon liquidation, dissolution or winding up of our company, unless the average closing price for common stock for the ten trading days prior to the date the board of directors authorizes the issuance of the new class or series is above $12.50;

   -  increase the number of shares of series A convertible preferred stock; or

   - do any act or thing which would result in taxation to the holders of the series A convertible preferred stock under Section 305 of the Internal Revenue Code.

   Conversion. Each share of series A convertible preferred stock is convertible into the number of shares of our common stock, equal to the stated value ($1,000) plus a premium of 6% per annum of the stated value from the date of issuance of the series A convertible preferred stock, divided by their conversion price. The series A preferred stock conversion price for any conversion that may occur from the date of this prospectus forward is equal to the lesser of:

   1. the average closing bid prices of the common stock for any five consecutive trading days during the twenty consecutive trading day period ending on the day prior to the conversion if this price is greater than $12.50;

   2. 105% of the price in (1) if this price is less than $12.50; and

   3. $16.88.

   Subject to limited exceptions described below, the holders of the series A convertible preferred stock are limited with respect to the number of shares that they can convert at any one time. Unless the price at which the common stock trades on the Nasdaq National Market on the date of conversion is greater than or equal to either (1) 120% of the average closing bid prices of the common stock for any five consecutive trading days during the twenty consecutive trading day period ending on the day prior to the conversion or (2) $15.00, the following limits apply:


   - Prior to 270 days from the date of issuance, the series A convertible preferred stock may not be converted;

   - beginning 271 days from the date of issuance, each holder of the series A convertible preferred stock may only convert up to 33.3% of its initial holding of the series A convertible preferred stock;

   - beginning 301 days from the date of issuance, each holder of the series A convertible preferred stock may only convert up to 66.6% of its initial holding of the series A convertible preferred stock; and

   - beginning 331 days from the date of issuance, all of the series A convertible preferred stock may be converted.


The series A convertible preferred stock is subject to redemption at our option if the market price of the common stock exceeds $30.38 or falls below $7.13 for fifteen (15) consecutive days. We have registered the underlying common stock for resale.


   The issuance of the series A convertible preferred stock is also subject to the Nasdaq National Market's Market Place Rule 4460(i). Pursuant to the terms of this rule, the holders of the series A convertible preferred stock and us have agreed that we will not issue more than 19.99% of the common stock outstanding on the date the series A convertible preferred stock was issued upon conversion of the series A convertible preferred stock in the absence of


   -  the approval of the issuance by our stockholders;

   -  a waiver by Nasdaq of the provisions of the 20% Rule; or

   -  the provisions of the 20% Rule no longer being applicable to us.


   As of the date of this prospectus, we have issued 19.99% of the common stock outstanding on the date the series A preferred stock was issued. For the 3,452 shares of our series A convertible preferred stock that remain outstanding to be converted into common stock, we would have to seek and obtain stockholder approval for the transaction or receive a waiver from Nasdaq of the Market Place Rule 4460(i). We may choose not to seek stockholder approval or Nasdaq waiver and may instead choose to redeem the outstanding shares of series A convertible preferred stock in accordance with its terms.

CONVERTIBLE DEBENTURES

   As of the date of this prospectus, there were $7,500,000 face amount of series A debentures outstanding. Subsequent to the effectiveness of this prospectus and the fulfillment of closing conditions outside the direct or indirect control of the selling stockholders, we will issue $7,500,000 face amount of series B debentures. The series A and series B debentures are identical in price and terms, except for the date of issuance.

   The debentures are "zero-coupon" securities because they require no regular payments of interest. In the event of a default, the debentures will accrue penalty interest at a rate of 15% per year from the date of the default.

   The debentures are convertible at any time, at the option of the holder, until the third anniversary of issuance, which is December 10, 2001 in the case of the series A debentures. The debentures are convertible into that number of shares of common stock as is determined by dividing the value of debentures converted by the then current conversion price which, as of the date of this prospectus, is fixed at $10.00 per share. If the series A debentures were converted on January 4, 1999, the series A debentures would be convertible into 750,000 shares of common stock. Similarly, assuming the series B debentures are issued under the same terms, the series B debentures would be convertible into 750,000 shares of common stock on their date of issuance. The conversion price of the debentures is subject to customary adjustments in the event of a stock split or stock dividend. The conversion price is also subject to a weighted average adjustment in the event we have a rights offering, or a similar offering of securities to all investors, at less than the conversion price per share, within 15 months of the issuance date.

   Additionally, the conversion price of the debentures will be adjusted in the event that we issue common stock or securities convertible into common stock at a price less than the conversion price per share, not including shares issued pursuant to our option plans, or shares issued in connection with a strategic joint venture. In the event that we issue shares of our stock at less than the conversion price per share, the conversion price of the debentures will be adjusted to the actual price of that issuance. This conversion price adjustment is operative for 15 months from the date of issuance of the debentures. However, it expires automatically on the 180th day following the issuance of the debentures, or June 8, 1999 in the case of the series A debentures, if the closing bid price of our common stock on the Nasdaq National Market or any other national exchange or quotation system as permitted under the terms of the debentures is greater than 150% of the conversion price for five consecutive trading days following the effective date of this prospectus. The conversion price of the debentures will have identical terms of adjustment.


   The debentures may be converted at our option if the closing bid price of our common stock on the Nasdaq National Market is greater than $17.50 for five consecutive trading days. We will have 45 days following the five trading day period in which to exercise our option to force conversion of the debentures. We may convert all or a portion of the outstanding debentures, but if only a portion of the debentures are to be converted, the forced conversion will be pro rata among all debenture holders. However, no debenture holder will be forced to convert if (1) this prospectus is not currently effective and (2) the holder would not currently be permitted to resell the underlying shares within 90 days under Rule 144(k) under the Securities Act without volume restrictions.


   Under the terms of the debentures, the maximum number of shares of common stock that may be issued in connection with series A and series B debenture conversions may not equal or exceed, in the aggregate, 20% of the common shares outstanding immediately prior to the last issuance of the debentures. If a debenture holder wishes to convert after the share limit is reached, we will not issue shares, but will pay cash in an amount equal to the greater of (1) 115% of the principal balance of the unconverted debentures or (2) the amount, in cash, the shares that would have been issued would have been worth had they been issued, based either on the conversion price and average share price on the trading day immediately prior to the day the cash payment is made, or the conversion price and average share price on the day of the conversion request. In the case that we determine that the share limit has been reached and elect to pay cash in the amount described above, we will notify all remaining debenture holders within two trading days after we make this determination. Ten days following the delivery of this notice, we will pay the required amount. If we do not pay this amount in full within five business days after the date it is due, we will pay interest at a rate of 15% per annum, to be accrued on a daily basis from the date of conversion, to the converting debenture holders until we have paid the full amount in cash as described above, plus all interest.


   The debentures will be considered to be in default if, among other things:

   -  we fail to make any payment due under the terms of the debentures;

   - we fail to make any payment due under the terms of any other debt of more than $1,000,000;

   -  we file for bankruptcy or are adjudged bankrupt;

   - our stock is delisted from Nasdaq and trading has not resumed on Nasdaq or another national exchange or quotation system within three days;

   -  we are acquired (unless the acquirer assumes the obligations); or

   - judgments or orders (that are not covered by insurance) for the payment of money are entered against us, and remain in effect for 30 days, that are in excess of $500,000 in the aggregate.

   If not converted, the debentures will mature three years from the issuance date, which is December 10, 2001 in the case of the series A debentures. We have not set up a sinking fund to repay the principal on any unconverted debentures.

   On December 10, 1998, we received proceeds of $7,500,000 from the issuance of the series A debentures. We will allocate these proceeds between the value of the debentures and the value of the warrants, which we have determined to be $719,000, issued on that date. The difference between the face value and the book value of the debentures will be amortized over the life of the debentures and recorded as interest expense.


   In addition, we recorded approximately $562,000 of interest expense in connection with the issuance of series A debentures. This interest expense represents the difference between the conversion price of the debentures and the closing market price of our common stock on December 10, 1998. An additional $562,000 in interest expense is expected to be recorded upon the issuance of the series B debentures.

WARRANTS

   In connection with the sale of the series A debentures, we issued warrants to the purchasers of the series A debentures to purchase up to $7,500,000 of common stock. In connection with the sale of the series B debentures, we intend to issue warrants to purchasers of the series B debentures to purchase up to an additional $7,500,000 of common stock. Other than the issuance date, the series B warrants will have the same terms as the series A warrants.


   The warrants will entitle the holder to purchase shares of common stock at an exercise price of $12.00 per share, subject to the adjustments described below, for a period of 18 months from the date of issuance, or June 10, 2000 in the case of the series A warrants. If the series A warrants were exercised on January 4, 1999, the series A warrants would be exercisable into 625,000 shares of common stock. Similarly, assuming the series B warrants are issued under the same terms, the series B warrants would be exercisable into 625,000 shares of common stock on their date of issuance.


   The exercise price of the warrants is subject to customary adjustment in the event of a stock split or stock dividend. The exercise price is also subject to a weighted average adjustment in the event we have a rights offering, or a similar offering of securities to all investors, at less than the exercise price per share within 12 months of the issuance date. In the case of series A warrants, the exercise price is also subject to adjustment in the event we issue common stock or securities convertible into Common Stock at a price of less than the conversion price per share of the series A debentures, not including shares issued pursuant to our option plans, or shares issued in connection with a strategic joint venture. In the event that we issue stock at a price below the conversion price of the series A debentures, the exercise price of the series A warrants will be adjusted to equal 120% of the actual price of issuance. This exercise price adjustment is operative for 12 months from the date of issuance of the debentures. However, it will expire automatically on the 180th day following the date of issuance of the warrants, or June 8, 1999 in the case of the series A warrants, if the closing bid price of our Common Stock on the Nasdaq National Market is greater than 150% of the exercise price for five consecutive trading days following the effective date of this prospectus. The exercise price of the series B warrants will have identical terms of adjustment.

                      REGISTRATION RIGHTS OF OTHER HOLDERS

   Excluding the shares of common stock issuable upon conversion of the debentures, and the shares of common stock issuable upon exercise of the warrants, the holders of approximately 461,739 shares of common stock and warrants to purchase 50,311 shares of common stock or their transferees have rights with respect to the registration of their shares under the Securities Act. These rights are provided under the terms of agreements between us and the holders of these shares of common stock. If at any time we register any of our common stock, the holders of these shares of common stock are entitled to include their shares of common stock in the registration. A holder's right to include shares in an underwritten registration is subject to the ability of the underwriters to limit the number of shares included in the offering. All registration expenses must be borne by us and all selling expenses relating to these shares of common stock must be borne by the holders of the securities being registered. In addition, these holders may require us to use our best efforts to file a registration statement under the Securities Act at our expense with respect to their shares of common stock, subject to limitations further set forth in their registration rights agreements.

                           DELAWARE ANTI-TAKEOVER LAW;
             CHARTER AND BYLAW PROVISIONS THAT DISCOURAGE TAKEOVERS


   Provisions of Delaware law and our charter documents could make the acquisition of us and the removal of incumbent officers and directors more difficult. These provisions are expected to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

   We are subject to the provisions of Section 203 of the Delaware law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date that the person became an interested stockholder. These transactions may be permitted if the business combination or the transaction in which the person became an interested stockholder occurs after the interested stockholder owns 85% of the voting stock of the corporation or if the transaction is approved by the directors or the shareholders. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's voting stock. These provisions may have the effect of delaying, deferring or preventing a change in control of us without further action by the stockholders.


   Our amended and restated bylaws provide for a classified board of directors divided into three classes, with staggered three-year terms. As a result, only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms. The classification of the board of directors may make it more difficult for existing stockholders to replace the board of directors as well as for another party to obtain control of us by replacing the board of directors. Since the board of directors has the power to retain and discharge officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

   Our restated certificate of incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and may not be taken by written consent. The bylaws provide that special meetings of stockholders can be called only by the board of directors, the chairman of the board, if any, the president and holders of 10% of the votes entitled to be cast at a meeting. Moreover, the business permitted to be conducted at any special meeting of stockholders is limited to the business brought before the meeting by the board of directors, the chairman of the board, if any, the president or the 10% holders that call the meeting. The bylaws set forth an advance notice procedure with regard to the nomination, other than by or at the direction of the board of directors, of candidates for election as directors and with regard to business to be brought before a meeting of stockholders.

                              PLAN OF DISTRIBUTION


   Shares of common stock offered by this prospectus may be offered and sold from time to time by the selling stockholders. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling stockholders may sell shares on the Nasdaq National Market, or in private sales at negotiated prices directly or through a broker. The selling stockholders and any underwriters, dealers or agents who participate in the distribution of the shares may be deemed to be "underwriters" under the Securities Act. Any discount, commission or concession received by these persons might be deemed to be an underwriting discount or commission under the Securities Act. Further, we have agreed to indemnify the selling stockholders against liabilities arising under the Securities Act as it relates to information contained or required to be contained in this prospectus.



   The selling stockholders will pay selling commissions or brokerage fees, if any, with respect to the sale of the common stock offered by this prospectus in amounts customary for this type of transaction. Each selling stockholder will also pay all applicable transfer taxes and fees for its legal counsel incurred in connection with the sale of shares.

   The anti-manipulation rules under the Securities Exchange Act of 1934, which restricts trading activities and imposes restrictions on stabilization activities of persons with an interest in the outcome of securities offerings, may apply to sales of the shares offered by this prospectus in the market, and to the activities of the selling stockholders and their affiliates. Additionally, the selling stockholders have advised us that during the time they are engaged in attempting to sell the shares of common stock offered by this prospectus, they will:

   - provide copies of this prospectus to each person to whom shares may be offered, and to each broker-dealer, if any, through whom shares are offered; and

   - not effect any sale or distribution of the shares offered hereby until after the prospectus has been appropriately amended or supplemented, if required.

   We have agreed to maintain the effectiveness of this registration statement until the earlier of the sale of all the shares offered by this prospectus or the date that each holder of shares can sell all of the shares it holds in any three-month period in compliance with Rule 144 promulgated under the Securities Act, but in no event after three years following the date of this prospectus. No sales may be made pursuant to this prospectus after the expiration date unless we amend or supplement this prospectus to indicate that we have agreed to extend the period of effectiveness. The selling stockholders may sell all, some or none of the shares offered by this prospectus.


                                  LEGAL MATTERS

   The validity of the shares of common stock offered hereby will be passed upon by Venture Law Group, A Professional Corporation, Menlo Park, California, counsel to Geron.

                                     EXPERTS

   Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the three years ended December 31, 1998, as set forth in their report which is incorporated in this prospectus by reference. Our consolidated financial statements are incorporated by reference in reliance upon Ernst & Young LLP's report given on their authority as experts in accounting and auditing.

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.


   The registrant will bear no expenses in connection with any sale or other distribution by the selling stockholders of the shares being registered other than the expenses of preparation and distribution of this registration statement and the prospectus included in this registration statement. The extent of these expenses is set forth in the following table. All of the amounts shown are estimates except the Securities and Exchange Commission registration fee.



 SEC registration fee                                  $11,807
 Legal fees and expenses                                25,000
 Accounting fees and expenses                            3,000
 Miscellaneous expenses                                  5,193
                                                       -------
 Total                                                 $45,000
                                                       =======

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.


   Section 145 of the Delaware General Corporation Law allows for the indemnification of officers, directors, and other corporate agents in terms sufficiently broad to indemnify these persons for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. The registrant's certificate of incorporation and bylaws provide for indemnification of the registrant's directors, officers, employees and other agents to the extent and under the circumstances permitted by the Delaware General Corporation Law. The registrant has also entered into agreements with its directors and officers that will require the registrant, among other things, to indemnify them against liabilities that may arise by reason of their status or service as directors to the fullest extent not prohibited by law. In addition, the registrant carries director and officer liability insurance.

   In connection with this offering, the selling stockholders have agreed to indemnify the registrant, its directors and officers and each person who controls the registrant, against any and all liability arising from inaccurate information provided to the registrant by the selling stockholders and contained herein.


ITEM 16. EXHIBITS.


   EXHIBITS.

 4.1*       Form of series A and series B zero coupon convertible debenture

 4.2*       Form of series A and series B warrant

 5.1**      Opinion of Venture Law Group, A Professional Corporation

23.1        Consent of Ernst & Young LLP, Independent Auditors

23.2**      Consent of Counsel (included in Exhibit 5.1)

24.1**      Power of Attorney

10.40***    Securities Purchase Agreement dated as of December 10, 1998 between
            Geron and certain investors

10.41*      Registration Rights Agreement dated as of December 10, 1998 between
            Geron and certain investors.

 ------------

* Incorporated by reference to identically numbered exhibit filed with our current report on Form 8-K, as filed on December 17, 1998.

**  Previously filed with our S-3 on January 8, 1999.


*** Previously filed with Amendment No. 1 to our S-3 on March 18, 1999.

ITEM 17. UNDERTAKINGS.

   The undersigned registrant hereby undertakes:


   (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to that information in the registration statement.

   (2) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities it offers, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

   (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of this offering.

   (4) That, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC this form of indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against these liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of this issue.

                                   SIGNATURES


   Pursuant to the requirements of the Securities Act of 1933, as amended, Geron Corporation certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Menlo Park, State of California, on April 8, 1999.


                                                   GERON CORPORATION


                                                   By:  /s/ DAVID L. GREENWOOD
                                                       -------------------------
                                                         David L. Greenwood
                                                         Chief Financial Officer


   Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.



              SIGNATURE                               TITLE                         DATE
              ---------                               -----                         ----
              *                      President, Chief Executive Officer and    April __, 1999
-------------------------------      Director
Ronald W. Eastman


/s/  DAVID L. GREENWOOD              Vice President of Corporate                April 8, 1999
-------------------------------      Development and Chief Financial
David L. Greenwood                   Officer (Principal Financial and
                                     Accounting Officer)


              *                      Director                                  April __, 1999
-------------------------------
Alexander E. Barkas


              *                      Director                                  April __, 1999
-------------------------------
Edward V. Fritzky


              *                      Director                                  April __, 1999
-------------------------------
Thomas D. Kiley


              *                      Director                                  April __, 1999
-------------------------------
Gary L. Neil


              *                      Director                                  April __, 1999
-------------------------------
Robert B. Stein


              *                      Director                                  April __, 1999
-------------------------------
John P. Walker


*By:     /s/  DAVID L. GREENWOOD                                               April 8, 1999
         -----------------------
             David L. Greenwood
             Attorney-in Fact

                                      INDEX TO EXHIBITS

     EXHIBIT NUMBER     DESCRIPTION
     --------------     -----------


            4.1* Form of series A and series B zero coupon convertible debenture

            4.2*        Form of series A and series B warrant

            5.1**       Opinion of Venture Law Group, A Professional Corporation

            23.1        Consent of Ernst & Young LLP, Independent Auditors

            23.2**      Consent of Counsel (included in Exhibit 5.1)

            24.1**      Power of Attorney

            10.40***    Securities Purchase Agreement dated as of December 10,
                        1998 between Geron and certain investors

            10.41*      Registration Rights Agreement dated as of December 10,
                        1998 between Geron and certain investors.

------------

* Incorporated by reference to identically numbered exhibit filed with our current report on Form 8-K, as filed on December 17, 1998.

**  Previously filed with our S-3 on January 8, 1999.

*** Previously field with Amendment No. 1 to our S-3 on March 18, 1999.